February 10, 2020

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Heather Clark, Division of Corporation Finance

Re:	Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended September 27, 2019
Filed November 14, 2019
File No. 001-05560

Dear Ms. Clark:

We are in receipt of the letter, dated January 31, 2020, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by Skyworks Solutions, Inc. Per your communications with our counsel, in order to ensure ample time to provide you with thorough responses, we anticipate providing a complete response to the comment letter no later than Monday, March 2, 2020.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (949) 231-3000.

Sincerely,

/s/ Kris Sennesael
Kris Sennesael
Senior Vice President and Chief Financial Officer

cc:	Claire Erlanger, Division of Corporation Finance

Skyworks Solutions, Inc. ● 5221 California Ave., Irvine, CA 92617

www.skyworksinc.com